

December 28, 2010

U.S. Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Audit • Tax • Advisory
Grant Thornton LLP
2010 Corporate Ridge, Suite 400
McLean, VA 22102-7838

T 703.847.7500
F 703.848.9580
www.GrantThornton.com

Re: CRI HOTEL INCOME PARTNERS, L.P.
File No. 33-11096

Dear Sir or Madam:

We have read Item 4.01 of Form 8-K of CRI HOTEL INCOME PARTNERS, L.P. dated December 28, 2010, and agree with the statements concerning our Firm contained therein.

Very truly yours,

Grant Thornton LLP

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd